EXHIBIT 99.2

Q2

Supplementary Financial Information

Second Quarter 2012

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q2 2012	Q2 2011	$ change	% change		YTD 2012	YTD 2011	$ change	% change
Operating revenues	4,923	4,955	(32)	(0.6%)		9,832	9,421	411	4.4%
Operating costs (A)	(2,820)	(2,908)	88	3.0%		(5,736)	(5,482)	(254)	(4.6%)
Pension current service costs	(62)	(61)	(1)	(1.6%)		(128)	(120)	(8)	(6.7%)
EBITDA (3)	2,041	1,986	55	2.8%		3,968	3,819	149	3.9%
EBITDA margin (4)	41.5%	40.1%		1.4	pts	40.4%	40.5%		(0.1	) pts
Severance, acquisition and other costs	(20)	(219)	199	90.9%		(39)	(280)	241	86.1%
Depreciation	(664)	(638)	(26)	(4.1%)		(1,308)	(1,249)	(59)	(4.7%)
Amortization	(178)	(183)	5	2.7%		(359)	(362)	3	0.8%
Finance costs
Interest expense	(206)	(226)	20	8.8%		(410)	(417)	7	1.7%
Interest on employee benefit obligations	(242)	(247)	5	2.0%		(485)	(489)	4	0.8%
Expected return on pension plan assets	268	259	9	3.5%		535	513	22	4.3%
Other income	53	145	(92)	(63.4%)		33	123	(90)	(73.2%)
Earnings before income taxes	1,052	877	175	20.0%		1,935	1,658	277	16.7%
Income taxes	(173)	(194)	21	10.8%		(380)	(393)	13	3.3%
Net earnings	879	683	196	28.7%		1,555	1,265	290	22.9%
Net earnings attributable to:
Common shareholders	773	590	183	31.0%		1,347	1,093	254	23.2%
Preferred shareholders	34	31	3	9.7%		69	60	9	15.0%
Non-controlling interest	72	62	10	16.1%		139	112	27	24.1%
Net earnings	879	683	196	28.7%		1,555	1,265	290	22.9%
Net earnings per common share - basic	$1.00	$0.76	$0.24	31.6%		$1.74	$1.43	$0.31	21.7%
Net earnings per common share - diluted	$1.00	$0.76	$0.24	31.6%		$1.74	$1.43	$0.31	21.7%

Dividends per common share	$0.5425	$0.5175	$0.025	4.8%		$1.0850	$1.0100	$0.075	7.4%
Average number of common shares outstanding - basic (millions)	773.7	776.6				774.0	764.8
Average number of common shares outstanding - diluted (millions)	774.0	777.1				774.4	765.3
Number of common shares outstanding (millions)	773.9	777.5				773.9	777.5

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	773	590	183	31.0%		1,347	1,093	254	23.2%
Severance, acquisition and other costs	15	162	(147)	(90.7%)		29	202	(173)	(85.6%)
Net gains on investments	-	(89)	89	100.0%		(8)	(89)	81	91.0%
Adjusted net earnings attributable to common shareholders (3)	788	663	125	18.9%		1,368	1,206	162	13.4%
Impact on net earnings per share	$0.02	$0.10	$(0.08)	(80.0%)		$0.03	$0.15	$(0.12)	(80.0%)
Adjusted EPS (3)	$1.02	$0.86	$0.16	18.6%		$1.77	$1.58	$0.19	12.0%

(A)	Excludes pension current service costs
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	YTD 2012	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Operating revenues	9,832	4,923	4,909	19,497	5,166	4,910	4,955	4,466
Operating costs (A)	(5,736)	(2,820)	(2,916)	(11,627)	(3,238)	(2,907)	(2,908)	(2,574)
Pension current service costs	(128)	(62)	(66)	(241)	(59)	(62)	(61)	(59)
EBITDA	3,968	2,041	1,927	7,629	1,869	1,941	1,986	1,833
EBITDA margin	40.4%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%
Severance, acquisition and other costs	(39)	(20)	(19)	(409)	1	(130)	(219)	(61)
Depreciation	(1,308)	(664)	(644)	(2,538)	(661)	(628)	(638)	(611)
Amortization	(359)	(178)	(181)	(723)	(181)	(180)	(183)	(179)
Finance costs
Interest expense	(410)	(206)	(204)	(842)	(215)	(210)	(226)	(191)
Interest on employee benefit obligations	(485)	(242)	(243)	(984)	(248)	(247)	(247)	(242)
Expected return on pension plan assets	535	268	267	1,032	260	259	259	254
Other income (expense)	33	53	(20)	129	(5)	11	145	(22)
Earnings before income taxes	1,935	1,052	883	3,294	820	816	877	781
Income taxes	(380)	(173)	(207)	(720)	(247)	(80)	(194)	(199)
Net earnings	1,555	879	676	2,574	573	736	683	582
Net earnings attributable to:
Common shareholders	1,347	773	574	2,221	486	642	590	503
Preferred shareholders	69	34	35	119	26	33	31	29
Non-controlling interest	139	72	67	234	61	61	62	50
Net earnings	1,555	879	676	2,574	573	736	683	582
Net earnings per common share - basic	$1.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Net earnings per common share - diluted	$1.74	$1.00	$0.74	$2.88	$0.62	$0.83	$0.76	$0.67
Dividends per common share	$1.0850	$0.5425	$0.5425	$2.0450	$0.5175	$0.5175	$0.5175	$0.4925
Average number of common shares outstanding - basic (millions)	774.0	773.7	774.3	771.4	778.1	777.6	776.6	752.9
Average number of common shares outstanding - diluted (millions)	774.4	774.0	774.7	771.8	778.7	778.2	777.1	753.5
Number of common shares outstanding (millions)	773.9	773.9	773.6	775.4	775.4	778.0	777.5	754.1

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,347	773	574	2,221	486	642	590	503
Severance, acquisition and other costs	29	15	14	282	(2)	82	162	40
Net gains on investments	(8)	-	(8)	(89)	-	-	(89)	-
Adjusted net earnings attributable to common shareholders	1,368	788	580	2,414	484	724	663	543
Impact on net earnings per share	$0.03	$0.02	$0.01	$0.25	$-	$0.10	$0.10	$0.05
Adjusted EPS	$1.77	$1.02	$0.75	$3.13	$0.62	$0.93	$0.86	$0.72

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2012	Q2 2011	$ change	% change		YTD 2012	YTD 2011	$ change	% change

Revenues
Bell Wireline	2,528	2,630	(102)	(3.9%)		5,107	5,302	(195)	(3.7%)
Bell Wireless	1,361	1,276	85	6.7%		2,681	2,527	154	6.1%
Bell Media	534	529	5	0.9%		1,046	529	517	97.7%
Inter-segment eliminations	(83)	(73)	(10)	(13.7%)		(161)	(114)	(47)	(41.2%)
Total Bell	4,340	4,362	(22)	(0.5%)		8,673	8,244	429	5.2%
Bell Aliant	687	692	(5)	(0.7%)		1,369	1,374	(5)	(0.4%)
Inter-segment eliminations	(104)	(99)	(5)	(5.1%)		(210)	(197)	(13)	(6.6%)
Total BCE Inc.	4,923	4,955	(32)	(0.6%)		9,832	9,421	411	4.4%

Operating costs
Bell Wireline	(1,520)	(1,559)	39	2.5%		(3,096)	(3,187)	91	2.9%
Bell Wireless	(805)	(816)	11	1.3%		(1,604)	(1,606)	2	0.1%
Bell Media	(382)	(406)	24	5.9%		(813)	(406)	(407)	n.m.
Inter-segment eliminations	83	73	10	13.7%		161	114	47	41.2%
Total Bell	(2,624)	(2,708)	84	3.1%		(5,352)	(5,085)	(267)	(5.3%)
Bell Aliant	(362)	(360)	(2)	(0.6%)		(722)	(714)	(8)	(1.1%)
Inter-segment eliminations	104	99	5	5.1%		210	197	13	6.6%
Total BCE Inc.	(2,882)	(2,969)	87	2.9%		(5,864)	(5,602)	(262)	(4.7%)

EBITDA
Bell Wireline	1,008	1,071	(63)	(5.9%)		2,011	2,115	(104)	(4.9%)
Margin	39.9%	40.7%		(0.8	) pts	39.4%	39.9%		(0.5	) pts
Bell Wireless	556	460	96	20.9%		1,077	921	156	16.9%
Margin	40.9%	36.1%		4.8	pts	40.2%	36.4%		3.8	pts
Bell Media	152	123	29	23.6%		233	123	110	89.4%
Margin	28.5%	23.3%		5.2	pts	22.3%	23.3%		(1.0	) pts
Total Bell	1,716	1,654	62	3.7%		3,321	3,159	162	5.1%
Margin	39.5%	37.9%		1.6	pts	38.3%	38.3%		0.0	pts
Bell Aliant	325	332	(7)	(2.1%)		647	660	(13)	(2.0%)
Margin	47.3%	48.0%		(0.7	) pts	47.3%	48.0%		(0.7	) pts
Total BCE Inc.	2,041	1,986	55	2.8%		3,968	3,819	149	3.9%
Margin	41.5%	40.1%		1.4	pts	40.4%	40.5%		(0.1	) pts

Capital expenditures
Bell Wireline	586	450	(136)	(30.2%)		1,118	852	(266)	(31.2%)
Capital Intensity (5)	23.2%	17.1%		(6.1	) pts	21.9%	16.1%		(5.8	) pts
Bell Wireless	172	168	(4)	(2.4%)		308	281	(27)	(9.6%)
Capital Intensity	12.6%	13.2%		0.6	pts	11.5%	11.1%		(0.4	) pts
Bell Media	18	27	9	33.3%		30	27	(3)	(11.1%)
Capital Intensity	3.4%	5.1%		1.7	pts	2.9%	5.1%		2.2	pts
Total Bell	776	645	(131)	(20.3%)		1,456	1,160	(296)	(25.5%)
Capital Intensity	17.9%	14.8%		(3.1	) pts	16.8%	14.1%		(2.7	) pts
Bell Aliant	176	155	(21)	(13.5%)		313	274	(39)	(14.2%)
Capital Intensity	25.6%	22.4%		(3.2	) pts	22.9%	19.9%		(3.0	) pts
Total BCE Inc.	952	800	(152)	(19.0%)		1,769	1,434	(335)	(23.4%)
Capital Intensity	19.3%	16.1%		(3.2	) pts	18.0%	15.2%		(2.8	) pts

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11

Revenues
Bell Wireline	5,107	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Bell Wireless	2,681	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Bell Media	1,046	534	512	1,542	578	435	529	-
Inter-segment eliminations	(161)	(83)	(78)	(261)	(76)	(71)	(73)	(41)
Total Bell	8,673	4,340	4,333	17,133	4,576	4,313	4,362	3,882
Bell Aliant	1,369	687	682	2,775	701	700	692	682
Inter-segment eliminations	(210)	(104)	(106)	(411)	(111)	(103)	(99)	(98)
Total BCE Inc.	9,832	4,923	4,909	19,497	5,166	4,910	4,955	4,466

Operating costs
Bell Wireline	(3,096)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
Bell Wireless	(1,604)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
Bell Media	(813)	(382)	(431)	(1,208)	(448)	(354)	(406)	-
Inter-segment eliminations	161	83	78	261	76	71	73	41
Total Bell	(5,352)	(2,624)	(2,728)	(10,821)	(3,028)	(2,708)	(2,708)	(2,377)
Bell Aliant	(722)	(362)	(360)	(1,458)	(380)	(364)	(360)	(354)
Inter-segment eliminations	210	104	106	411	111	103	99	98
Total BCE Inc.	(5,864)	(2,882)	(2,982)	(11,868)	(3,297)	(2,969)	(2,969)	(2,633)

EBITDA
Bell Wireline	2,011	1,008	1,003	4,155	997	1,043	1,071	1,044
Margin	39.4%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%
Bell Wireless	1,077	556	521	1,823	421	481	460	461
Margin	40.2%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
Bell Media	233	152	81	334	130	81	123	-
Margin	22.3%	28.5%	15.8%	21.7%	22.5%	18.6%	23.3%	n.m.
Total Bell	3,321	1,716	1,605	6,312	1,548	1,605	1,654	1,505
Margin	38.3%	39.5%	37.0%	36.8%	33.8%	37.2%	37.9%	38.8%
Bell Aliant	647	325	322	1,317	321	336	332	328
Margin	47.3%	47.3%	47.2%	47.5%	45.8%	48.0%	48.0%	48.1%
Total BCE Inc.	3,968	2,041	1,927	7,629	1,869	1,941	1,986	1,833
Margin	40.4%	41.5%	39.3%	39.1%	36.2%	39.5%	40.1%	41.0%

Capital expenditures
Bell Wireline	1,118	586	532	1,973	647	474	450	402
Capital Intensity	21.9%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Bell Wireless	308	172	136	619	188	150	168	113
Capital Intensity	11.5%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Bell Media	30	18	12	91	36	28	27	-
Capital Intensity	2.9%	3.4%	2.3%	5.9%	6.2%	6.4%	5.1%	n.m.
Total Bell	1,456	776	680	2,683	871	652	645	515
Capital Intensity	16.8%	17.9%	15.7%	15.7%	19.0%	15.1%	14.8%	13.3%
Bell Aliant	313	176	137	573	137	162	155	119
Capital Intensity	22.9%	25.6%	20.1%	20.6%	19.5%	23.1%	22.4%	17.4%
Total BCE Inc.	1,769	952	817	3,256	1,008	814	800	634
Capital Intensity	18.0%	19.3%	16.6%	16.7%	19.5%	16.6%	16.1%	14.2%

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 5

Bell Wireline (2)

	Q2	Q2			YTD	YTD
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2011	% change		2012	2011	% change
Bell Wireline
Local & access	665	726	(8.4%)		1,343	1,455	(7.7%)
Long distance	206	227	(9.3%)		418	461	(9.3%)
Data (A)	1,395	1,393	0.1%		2,813	2,808	0.2%
Equipment & other	185	208	(11.1%)		377	427	(11.7%)
Total external revenues	2,451	2,554	(4.0%)		4,951	5,151	(3.9%)
Inter-segment revenues	77	76	1.3%		156	151	3.3%
Total Bell Wireline operating revenues	2,528	2,630	(3.9%)		5,107	5,302	(3.7%)
Operating costs	(1,520)	(1,559)	2.5%		(3,096)	(3,187)	2.9%
EBITDA	1,008	1,071	(5.9%)		2,011	2,115	(4.9%)
EBITDA Margin	39.9%	40.7%	(0.8	) pts	39.4%	39.9%	(0.5	) pts

Capital expenditures	586	450	(30.2%)		1,118	852	(31.2%)
Capital Intensity	23.2%	17.1%	(6.1	) pts	21.9%	16.1%	(5.8	) pts
Local
Network access services (NAS)
Residential	3,119,575	3,461,121	(9.9%)		3,119,575	3,461,121	(9.9%)
Business	2,766,006	2,854,844	(3.1%)		2,766,006	2,854,844	(3.1%)
Total	5,885,581	6,315,965	(6.8%)		5,885,581	6,315,965	(6.8%)
Network access service net (losses)/activations
Residential	(85,427)	(83,479)	(2.3%)		(156,546)	(147,766)	(5.9%)
Business	(34,118)	(17,018)	n.m.		(59,529)	(11,974)	n.m.
Total	(119,545)	(100,497)	(19.0%)		(216,075)	(159,740)	(35.3%)
Internet
High Speed Internet net (losses) activations	(664)	1,275	n.m.		11,729	14,436	(18.8%)
High Speed Internet subscribers EOP (B)	2,103,528	2,111,762	(0.4%)		2,103,528	2,111,762	(0.4%)
TV
Net subscriber activations (C)	16,758	6,292	n.m.		34,381	14,350	n.m.
Total subscribers EOP (C) (D)	2,128,433	2,049,708	3.8%		2,128,433	2,049,708	3.8%

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)

At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012.

(C)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel at the beginning of Q1 2011.
(D)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireline
Local & access	1,343	665	678	2,852	687	710	726	729
Long distance	418	206	212	903	219	223	227	234
Data (A)	2,813	1,395	1,418	5,642	1,450	1,384	1,393	1,415
Equipment & other	377	185	192	911	272	212	208	219
Total external revenues	4,951	2,451	2,500	10,308	2,628	2,529	2,554	2,597
Inter-segment revenues	156	77	79	313	81	81	76	75
Total Bell Wireline operating revenues	5,107	2,528	2,579	10,621	2,709	2,610	2,630	2,672
Operating costs	(3,096)	(1,520)	(1,576)	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)
EBITDA	2,011	1,008	1,003	4,155	997	1,043	1,071	1,044
EBITDA Margin	39.4%	39.9%	38.9%	39.1%	36.8%	40.0%	40.7%	39.1%

Capital expenditures	1,118	586	532	1,973	647	474	450	402
Capital Intensity	21.9%	23.2%	20.6%	18.6%	23.9%	18.2%	17.1%	15.0%
Local
Network access services (NAS)
Residential	3,119,575	3,119,575	3,205,002	3,276,121	3,276,121	3,365,854	3,461,121	3,544,600
Business	2,766,006	2,766,006	2,800,124	2,825,535	2,825,535	2,839,482	2,854,844	2,871,862
Total	5,885,581	5,885,581	6,005,126	6,101,656	6,101,656	6,205,336	6,315,965	6,416,462
Network access service net (losses)/activations
Residential	(156,546)	(85,427)	(71,119)	(332,766)	(89,733)	(95,267)	(83,479)	(64,287)
Business	(59,529)	(34,118)	(25,411)	(41,283)	(13,947)	(15,362)	(17,018)	5,044
Total	(216,075)	(119,545)	(96,530)	(374,049)	(103,680)	(110,629)	(100,497)	(59,243)
Internet
High Speed Internet net activations (losses)	11,729	(664)	12,393	15,426	1,091	(101)	1,275	13,161
High Speed Internet subscribers EOP (B)	2,103,528	2,103,528	2,104,192	2,112,752	2,112,752	2,111,661	2,111,762	2,110,487
TV
Net subscriber activations (C)	34,381	16,758	17,623	68,221	27,702	26,169	6,292	8,058
Total subscribers EOP (C) (D)	2,128,433	2,128,433	2,111,675	2,103,579	2,103,579	2,075,877	2,049,708	2,043,416

(A)

Starting in Q1 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. Our previously reported Wireline segment and consolidated results did not change as a result of this restatement.

(B)	At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012.
(C)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel at the beginning of Q1 2011.
(D)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 7

Bell Wireless(2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2012	Q2 2011	% change		YTD 2012	YTD 2011	% change
Bell Wireless
Revenue
Service	1,248	1,174	6.3%		2,462	2,319	6.2%
Product	99	92	7.6%		193	191	1.0%
Total external Bell Wireless revenues	1,347	1,266	6.4%		2,655	2,510	5.8%
Inter-segment	14	10	40.0%		26	17	52.9%
Total Bell Wireless operating revenues	1,361	1,276	6.7%		2,681	2,527	6.1%
Operating costs	(805)	(816)	1.3%		(1,604)	(1,606)	0.1%
EBITDA	556	460	20.9%		1,077	921	16.9%
EBITDA margin (Total revenues)	40.9%	36.1%	4.8	pts	40.2%	36.4%	3.8	pts
EBITDA margin (Service revenues)	44.6%	39.2%	5.4	pts	43.7%	39.7%	4.0	pts

Capital expenditures	172	168	(2.4%)		308	281	(9.6%)
Capital intensity	12.6%	13.2%	0.6	pts	11.5%	11.1%	(0.4	) pts
Wireless gross activations	428,265	474,900	(9.8%)		816,411	898,699	(9.2%)
Postpaid	327,335	341,645	(4.2%)		620,907	641,302	(3.2%)
Wireless net activations	47,208	36,507	29.3%		25,881	41,799	(38.1%)
Postpaid	102,067	94,309	8.2%		164,643	174,957	(5.9%)
Wireless subscribers EOP	7,453,363	7,283,847	2.3%		7,453,363	7,283,847	2.3%
Postpaid	6,139,809	5,716,326	7.4%		6,139,809	5,716,326	7.4%
Average revenue per unit (ARPU)($/month) (6)	55.37	52.99	4.5%		54.60	52.34	4.3%
Churn (%) (average per month) (7)	1.7%	2.0%	0.3	pts	1.8%	2.0%	0.2	pts
Prepaid	3.7%	3.7%	0.0	pts	3.8%	3.7%	(0.1	) pts
Postpaid	1.3%	1.5%	0.2	pts	1.3%	1.5%	0.2	pts
Usage per subscriber (min/month)	303	282	7.4%		294	271	8.5%
Cost of acquisition (COA) (8) ($/sub)	381	400	4.8%		389	384	(1.3%)

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Bell Wireless
Revenue
Service	2,462	1,248	1,214	4,769	1,222	1,228	1,174	1,145
Product	193	99	94	422	129	102	92	99
Total external Bell Wireless revenues	2,655	1,347	1,308	5,191	1,351	1,330	1,266	1,244
Inter-segment	26	14	12	40	14	9	10	7
Total Bell Wireless operating revenues	2,681	1,361	1,320	5,231	1,365	1,339	1,276	1,251
Operating costs	(1,604)	(805)	(799)	(3,408)	(944)	(858)	(816)	(790)
EBITDA	1,077	556	521	1,823	421	481	460	461
EBITDA margin (Total revenues)	40.2%	40.9%	39.5%	34.8%	30.8%	35.9%	36.1%	36.9%
EBITDA margin (Service revenues)	43.7%	44.6%	42.9%	38.2%	34.5%	39.2%	39.2%	40.3%

Capital expenditures	308	172	136	619	188	150	168	113
Capital intensity	11.5%	12.6%	10.3%	11.8%	13.8%	11.2%	13.2%	9.0%
Wireless gross activations	816,411	428,265	388,146	1,936,396	511,917	525,780	474,900	423,799
Postpaid	620,907	327,335	293,572	1,402,965	389,317	372,346	341,645	299,657
Wireless net activations	25,881	47,208	(21,327)	185,434	57,886	85,749	36,507	5,292
Postpaid	164,643	102,067	62,576	433,797	131,986	126,854	94,309	80,648
Wireless subscribers EOP	7,453,363	7,453,363	7,406,155	7,427,482	7,427,482	7,369,596	7,283,847	7,247,340
Postpaid	6,139,809	6,139,809	6,037,742	5,975,166	5,975,166	5,843,180	5,716,326	5,622,017
Average revenue per unit (ARPU)($/month)	54.60	55.37	53.84	53.55	54.50	55.01	52.99	51.68
Churn (%)(average per month)	1.8%	1.7%	1.8%	2.0%	2.1%	2.0%	2.0%	1.9%
Prepaid	3.8%	3.7%	3.9%	3.9%	4.2%	3.9%	3.7%	3.7%
Postpaid	1.3%	1.3%	1.4%	1.5%	1.5%	1.5%	1.5%	1.4%
Usage per subscriber (min/month)	294	303	285	283	299	291	282	256
Cost of acquisition (COA)($/sub)	389	381	399	403	450	392	400	366

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 9

BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds
At June 30, 2012		BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,179	347	1,526
Long-term debt	11,440	2,655	14,095
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(769)	(19)	(788)
Net debt	13,548	2,983	16,531

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30	March 31	Dec. 31
	2012	2012	2011

Debt due within one year	1,179	1,980	1,724
Long-term debt	11,440	10,030	10,070
Preferred shares - BCE (A)	1,698	1,698	1,558
Cash and cash equivalents	(769)	(369)	(140)
Net Debt	13,548	13,339	13,212

Net Debt / Adjusted EBITDA (B)	2.0	2.0	2.0
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and including 50% of preferred dividends	9.1	9.0	9.1

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 2012	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011

Proportionate Net Debt	211	211	188	230	230	220	275
Proportionate EBITDA	192	128	64	278	113	62	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2012	Q2 2011	$ change	% change	YTD 2012	YTD 2011	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,593	1,065	528	49.6%	2,598	1,802	796	44.2%
Capital expenditures	(776)	(645)	(131)	(20.3%)	(1,456)	(1,160)	(296)	(25.5%)
Dividends paid on preferred shares	(34)	(28)	(6)	(21.4%)	(67)	(56)	(11)	(19.6%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(26)	(12)	(14)	n.m.	(39)	(12)	(27)	n.m.
Bell Aliant distributions to BCE	47	47	-	0.0%	95	118	(23)	(19.5%)
FCF	804	427	377	88.3%	1,131	692	439	63.4%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 2012	Q1 2012	Total 2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	2,598	1,593	1,005	4,129	676	1,651	1,065	737
Capital expenditures	(1,456)	(776)	(680)	(2,683)	(871)	(652)	(645)	(515)
Dividends paid on preferred shares	(67)	(34)	(33)	(118)	(31)	(31)	(28)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(39)	(26)	(13)	(31)	(8)	(11)	(12)	-
Bell Aliant distributions to BCE	95	47	48	214	48	48	47	71
FCF	1,131	804	327	1,511	(186)	1,005	427	265

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2012	2012	2011
ASSETS
Current assets
Cash	82	130	130
Cash equivalents	706	267	45
Trade and other receivables	2,699	2,821	3,119
Current tax receivable	68	38	43
Inventory	366	361	427
Prepaid expenses	409	397	262
Other current assets	137	128	152
Total current assets	4,467	4,142	4,178
Non-current assets
Property, plant and equipment	19,792	18,897	18,785
Intangible assets	7,859	7,983	8,013
Deferred tax assets	309	314	329
Investments in associates and joint ventures	322	314	307
Other non-current assets	491	576	629
Goodwill	7,185	7,185	7,185
Total non-current assets	35,958	35,269	35,248
Total assets	40,425	39,411	39,426
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,637	3,464	4,056
Interest payable	156	154	134
Dividends payable	433	432	415
Current tax liabilities	147	43	47
Debt due within one year	1,526	2,386	2,106
Total current liabilities	5,899	6,479	6,758
Non-current liabilities
Long-term debt	14,095	12,682	12,721
Deferred tax liabilities	710	832	881
Employee benefit obligation	3,788	3,180	2,966
Other non-current liabilities	1,110	1,297	1,341
Total non-current liabilities	19,703	17,991	17,909
Total liabilities	25,602	24,470	24,667

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,115
Common shares	13,549	13,540	13,566
Shares subject to cancellation	-	-	(50)
Contributed surplus	2,547	2,536	2,527
Accumulated other comprehensive income (loss)	8	(6)	5
Deficit	(5,573)	(5,472)	(5,385)
Equity attributable to BCE shareholders	13,926	13,993	13,778
Non-controlling interest	897	948	981
Total equity	14,823	14,941	14,759
Total liabilities and equity	40,425	39,411	39,426
Number of common shares outstanding	773.9	773.6	775.4

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2012	Q2 2011	$ change		YTD 2012	YTD 2011	$ change
Net earnings	879	683	196		1,555	1,265	290
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	20	219	(199)		39	280	(241)
Depreciation and amortization	842	821	21		1,667	1,611	56
Net employee benefit plans cost	36	49	(13)		78	96	(18)
Net interest expense	205	212	(7)		408	401	7
Gains on investments	-	(89)	89		(8)	(89)	81
Income taxes	173	194	(21)		380	393	(13)
Contributions to employee pension plans	(89)	(85)	(4)		(175)	(439)	264
Payments under other employee future benefit plans	(25)	(27)	2		(49)	(51)	2
Severance and other costs paid	(42)	(59)	17		(134)	(306)	172
Acquisition costs paid	(32)	(31)	(1)		(57)	(35)	(22)
Interest paid	(197)	(216)	19		(377)	(383)	6
Income taxes paid (net of refunds)	(46)	(25)	(21)		(150)	(33)	(117)
Operating assets and liabilities	178	(265)	443		(77)	(595)	518
Cash flows from operating activities	1,902	1,381	521		3,100	2,115	985
Bell Aliant dividends/distributions paid to BCE	47	47	-		95	118	(23)
Capital expenditures	(952)	(800)	(152)		(1,769)	(1,434)	(335)
Cash dividends paid on preferred shares	(34)	(28)	(6)		(67)	(56)	(11)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(91)	(77)	(14)		(170)	(168)	(2)
Acquisition costs paid	32	31	1		57	35	22
Bell Aliant Free Cash Flow	(100)	(127)	27		(115)	82	(197)
Free Cash Flow (3)	804	427	377		1,131	692	439
Bell Aliant free cash flow, excluding dividends/distributions paid	53	80	(27)		20	(200)	220
Business acquisitions	-	(680)	680		(2)	(680)	678
Acquisition costs paid	(32)	(31)	(1)		(57)	(35)	(22)
Business dispositions	-	-	-		-	2	(2)
Increase in investments	(1)	(2)	1		(2)	(4)	2
Decrease in investments	1	45	(44)		11	48	(37)
Other investing activities	4	(1)	5		5	3	2
Decrease in notes payable and bank advances	(387)	(656)	269		(121)	(130)	9
Reduction in securitized trade receivables	(13)	(348)	335		(25)	(350)	325
Issue of long-term debt	1,011	1,301	(290)		1,022	2,303	(1,281)
Repayment of long-term debt	(633)	(1,739)	1,106		(718)	(1,815)	1,097
Cash dividends paid on common shares	(420)	(371)	(49)		(823)	(715)	(108)
Issue of common shares	8	51	(43)		26	100	(74)
Repurchase of common shares	-	-	-		(107)	-	(107)
Issue of preferred shares	-	-	-		280	-	280
Issue of equity securities by subsidiaries to non-controlling interest	1	-	1		2	288	(286)
Other financing activities	(5)	28	(33)		(29)	(2)	(27)
	(413)	(2,323)	1,910		(518)	(1,187)	669
Net increase (decrease) in cash and cash equivalents	391	(1,896)	2,287		613	(495)	1,108
Cash and cash equivalents at beginning of period	397	2,172	(1,775)		175	771	(596)
Cash and cash equivalents at end of period	788	276	512		788	276	512

Other information
Cash flow per share (9)	$1.23	$0.76	$0.47		$1.72	$0.89	$0.83
Annualized cash flow yield (10)	6.0%	3.3%	(2.7	) pts	6.0%	3.3%	(2.7	) pts

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2012	Q2 12	Q1 12	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11
Net earnings	1,555	879	676	2,574	573	736	683	582
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	39	20	19	409	(1)	130	219	61
Depreciation and amortization	1,667	842	825	3,261	842	808	821	790
Net employee benefit plans cost	78	36	42	193	47	50	49	47
Net interest expense	408	205	203	821	213	207	212	189
Gains on investments	(8)	-	(8)	(89)	-	-	(89)	-
Income taxes	380	173	207	720	247	80	194	199
Contributions to employee pension plans	(175)	(89)	(86)	(1,491)	(961)	(91)	(85)	(354)
Payments under other employee future benefit plans	(49)	(25)	(24)	(102)	(26)	(25)	(27)	(24)
Severance and other costs paid	(134)	(42)	(92)	(411)	(68)	(37)	(59)	(247)
Acquisition costs paid	(57)	(32)	(25)	(70)	(28)	(7)	(31)	(4)
Interest paid	(377)	(197)	(180)	(795)	(234)	(178)	(216)	(167)
Income taxes paid (net of refunds)	(150)	(46)	(104)	(130)	(73)	(24)	(25)	(8)
Operating assets and liabilities	(77)	178	(255)	(21)	307	267	(265)	(330)
Cash flows from operating activities	3,100	1,902	1,198	4,869	838	1,916	1,381	734
Bell Aliant dividends/distributions paid to BCE	95	47	48	214	48	48	47	71
Capital expenditures	(1,769)	(952)	(817)	(3,256)	(1,008)	(814)	(800)	(634)
Cash dividends paid on preferred shares	(67)	(34)	(33)	(118)	(31)	(31)	(28)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(170)	(91)	(79)	(315)	(72)	(75)	(77)	(91)
Acquisition costs paid	57	32	25	70	28	7	31	4
Bell Aliant Free Cash Flow	(115)	(100)	(15)	47	11	(46)	(127)	209
Free Cash Flow	1,131	804	327	1,511	(186)	1,005	427	265
Bell Aliant free cash flow, excluding dividends/distributions paid	20	53	(33)	(261)	(59)	(2)	80	(280)
Business acquisitions	(2)	-	(2)	(680)	-	-	(680)	-
Acquisition costs paid	(57)	(32)	(25)	(70)	(28)	(7)	(31)	(4)
Business dispositions	-	-	-	2	-	-	-	2
Increase in investments	(2)	(1)	(1)	(12)	(6)	(2)	(2)	(2)
Decrease in investments	11	1	10	56	6	2	45	3
Other investing activities	5	4	1	6	2	1	(1)	4
(Decrease) increase in notes payable and bank advances	(121)	(387)	266	30	54	106	(656)	526
(Reduction) increase in securitized trade receivables	(25)	(13)	(12)	(318)	32	-	(348)	(2)
Issue of long-term debt	1,022	1,011	11	2,314	8	3	1,301	1,002
Repayment of long-term debt	(718)	(633)	(85)	(2,350)	(342)	(193)	(1,739)	(76)
Cash dividends paid on common shares	(823)	(420)	(403)	(1,520)	(403)	(402)	(371)	(344)
Issue of common shares	26	8	18	152	37	15	51	49
Repurchase of common shares	(107)	-	(107)	(143)	(143)	-	-	-
Issue of preferred shares	280	-	280	345	-	345	-	-
Issue of equity securities by subsidiaries to non-controlling interest	2	1	1	403	115	-	-	288
Other financing activities	(29)	(5)	(24)	(61)	(16)	(43)	28	(30)
	(518)	(413)	(105)	(2,107)	(743)	(177)	(2,323)	1,136
Net increase (decrease) in cash and cash equivalents	613	391	222	(596)	(929)	828	(1,896)	1,401
Cash and cash equivalents at beginning of period	175	397	175	771	1,104	276	2,172	771
Cash and cash equivalents at end of period	788	788	397	175	175	1,104	276	2,172

Other information
Cash flow per share	$1.72	$1.23	$0.49	$2.09	$(0.23)	$1.43	$0.76	$0.13
Annualized cash flow yield	6.0%	6.0%	5.1%	4.6%	4.6%	3.8%	3.3%	4.3%

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

(3)

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including pension current service costs). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning according to IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Second Quarter 2012 Page 15